ALLIED TECHNOLOGIES GROUP, INC.

28A Horbow-Kolonia

Zalesie, Poland 21-512

Telephone +48833111672

E-mail: alliedtechgroup@gmail.com

February 21, 2012

Mr. Craig Slivka

United States

Securities and Exchange Commission

Washington, DC 20549

RE: ALLIED TECHNOLOGIES GROUP, INC.

Registration Statement on Form S-1

Filed December 14, 2011

Filing No. 333-178472

Dear Mr. Slivka:

This letter shall serve as the request of Allied Technologies Group, Inc. pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Thursday, February 23, 2012, 3:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

/S/ Ihar Yaravenka

Ihar Yaravenka, President